

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2025

Benjamin Sexson
Chief Executive Officer
Monogram Technologies Inc.
3913 Todd Lane
Austin, TX 78744

> **Re: Monogram Technologies Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 28, 2025**
> **File No. 001-41707**

Dear Benjamin Sexson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Dean M. Colucci, Esq.